VIA EDGAR

September 8, 2022

United States Securities and Exchange Commission

Office of Life Sciences
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avadel Pharmaceuticals plc Acceleration Request for Registration Statement on Form S-3 File No. 333-267198

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Avadel Pharmaceuticals plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 12, 2022, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Finnbarr Murphy at (212) 459-7257. If you have any questions regarding this request, please contact Finnbarr Murphy of Goodwin Procter LLP at (212) 459-7257.

Sincerely,

AVADEL PHARMACEUTICALS PLC

/s/ Thomas S. McHugh
Thomas S. McHugh
Chief Financial Officer

cc:	Gregory J. Divis, Avadel Pharmaceuticals plc

Jerad G. Seurer, Esq., Avadel Pharmaceuticals plc

Robert E. Puopolo, Esq., Goodwin Procter LLP

Finnbarr D. Murphy, Esq., Goodwin Procter LLP